July 29, 2005

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Hoku Scientific, Inc.
Form S-1 Registration Statement
Registration File No. 333-124423

Ladies and Gentlemen:

The undersigned registrant hereby requests that the Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 4:00 p.m. Eastern Time on Tuesday, August 2, 2005 or as soon thereafter as is practicable.

Very truly yours,

HOKU SCIENTIFIC, INC.

By	/s/ Dustin M. Shindo
Dustin M. Shindo Chairman of the Board of Directors, President and Chief Executive Officer

cc:	Scott B. Paul, Esq., Hoku Scientific, Inc.
Timothy J. Moore, Esq., Cooley Godward LLP
John T. McKenna, Esq., Cooley Godward LLP
Cheryl M. Perino, Piper Jaffray & Co.
Laird H. Simons, Esq., Fenwick & West LLP